UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM N-17f-2

               Certificate of Accounting or Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File Number:              Date examination completed:

   811-04813                                        December 15, 2006

2. State Identification Number:

   AL                AK           AZ           AR              CA           CO
   CT                DE           DC           FL              GA           HI
   ID                IL           IN           IA              KS           KY
   LA                ME           MD           MA              MI           MN
   MS                MO           MI           NE              NV           NH
   NJ                NM           NY           NC              ND           OH
   OK                OR           PA           RI              SC           SD
   TN                TX           UT           VT              VA           WA
   WV                WI           WY           PUERTO RICO
   Other (specify):

3. Exact name of investment company as specified in registration statement:

   Mellon Institutional Funds Investment Trust

4. Address of principal executive office: (number, street, city, state, zip code):

   Mellon Financial Center, One Boston Place, Boston, Massachusetts 02108

INSTRUCTIONS

The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

             Report of Independent Registered Public Accounting Firm

To the Trustees of Mellon Institutional
Funds Investment Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Mellon Institutional Funds Investment Trust's (the "Trust") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 31, 2006. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2006, and with respect to agreement of security purchases and sales, for the period from June 30, 2006 (the date of our last examination), through August 31, 2006:

- Tests of the reconciliations of security positions between the Custodian and the Federal Reserve Bank of Boston, The Depository Trust Company and foreign sub-custodians;

- Confirmation of all securities of the Trust held by the Custodian at The Depository Trust Company and the Federal Reserve Bank of Boston in book entry form;

- Agreement of selected securities held by the Custodian at The Depository Trust Company and the Federal Reserve Bank of Boston to the omnibus account confirmations received from The Depository Trust Company and the Federal Reserve Bank of Boston;

- Tests of the reconciliations of security positions between the books and records of the Trust and the Custodian; and

- Agreement of selected security purchases and security sales or maturities since June 30, 2006 (the date of our last examination) from the books and records of the Trust to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that Mellon Institutional Funds Investment Trust was in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2006 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



PricewaterhouseCoopers LLP
New York, New York
December 15, 2006

    Management Statement Regarding Compliance with Certain Provisions of the
                         Investment Company Act of 1940

We, as members of management of Mellon Institutional Funds Investment Trust (the Trust), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2006, and from June 30, 2006 through August 31, 2006.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2006, and from June 30, 2006 through August 31, 2006, with respect to securities reflected in the investment account of the Trust.


Mellon Institutional Funds Investment Trust


By:  /s/ STEVEN A. ANDERSON
     ------------------------------------
     Steven A. Anderson


     Vice President & Treasurer
     ------------------------------------
     Title

     December 15, 2006
     ------------------------------------
     Date